12.31.01




# 2001





discover the
peoples advantage

ANNUAL REPORT







# TABLE OF CONTENTS

## letter from the president



*Three years ago I was honored to accept the position as president of your bank. These three years have been interesting, challenging and driven by dynamic changes in our industry. It has truly been a privilege to be part of the evolution that has propelled us into becoming a banking leader in our community.*

*During the past three years, our bank has maintained three strategic objectives:*

*GROW PROFITABLY*

*A leading indicator of our bank's success is our earnings per share, which has increased over the past 10 years. Our focus is on growing our bank strategically and profitably in order to maximize shareholder value and secure our independence.*

*BE A COMMUNITY BANK LEADER*

***"A Peoples Bank, Remembering Our Roots"***

*In 2001, Peoples State Bank had the largest mortgage volume of any bank in Marathon County. Our bank provided nearly $61,700,000 in fixed rate, long term personal residential mortgages. These loans were made at some of the lowest rates in over 40 years, guaranteeing affordable housing to hundreds of prospective home buyers. Even though our bank is now recognized as a commercial lender, the dedication to our roots as the bank for the "everyday person" remains our highest priority.* ***We Believe in Our Community!***

*INVEST IN OUR FUTURE*

*Technology advancements are all around us. In order for our bank to succeed on the leading edge, we need to anticipate and be able to respond to changes in our industry. We must continually ask the question, "Are we doing things the right way?" Information-technology will be the primary focus for advancement into the future. Not only do we need to prepare for perpetual changes, we also need to work towards them to strengthen our great potential for the future. This focus will increase our efficiency, but more importantly, it will continue to build our relationship – which is what our bank is all about.*

[DAVID K. KOPPERUD]

***NETWORK OF BRANCH OFFICES***

*Four years ago our bank expanded to the Rhinelander area. We've grown to over $20 million in loans out of our 400 square foot facility at Trigs Super Center, which has been extraordinary. This past August, we opened our second super market branch in Eagle River, and our full service branch in Rhinelander should be open by late summer. We view these investments in the future as natural expansion that will strengthen our abilities to be a valuable service to our community, and increase reward potential for our customers and shareholders for many years to come.*

*In this year, as Americans experience a renewed awareness of our Nation's privileges and we pause to appreciate . . . we are so very thankful to be able to provide financial services to such a wonderful audience.*

*We are all truly blessed.*



David K. Kopperud




69.9% increase
5.4% increase
11.4% increase
$2.01
$2.38
$2.17
$2.24
$2.39
$2.37
$2.36
$2.93
$3.11
$4.01
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
earnings per share
$14.76
$16.32
$16.73
$19.34
$20.42
$21.76
$23.27
$23.83
$26.53
$30.19
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
year-end book value per share
$1,778
$2,100
$1,951
$2,020
$2,156
$2,103
$2,089
$2,589
$2,670
$3,365
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
consolidated net income ($000's)

## consolidated balance sheets

| Assets | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|
| Cash and due from banks | $ 16,736 | $ 9,226 | $ 11,926 | $ 8,752 | $ 10,623 | $ 9,983 | $ 10,868 | $ 9,018 |
| Interest bearing deposits | 3,539 | 88 | 62 | 741 | 153 | 169 | 0 | 0 |
| Federal funds sold | 5,275 | 53 | 0 | 3,934 | 0 | 0 | 5,683 | 0 |
| Investment Securities: | | | | | | | | |
| Taxable | 52,308 | 50,131 | 46,489 | 47,886 | 37,579 | 39,871 | 34,643 | 35,668 |
| Tax-exempt | 20,287 | 13,975 | 13,843 | 14,068 | 12,549 | 11,714 | 10,333 | 10,981 |
| Loans: | | | | | | | | |
| Loans held for sale | 1,403 | 114 | 0 | 3,120 | 301 | 280 | 0 | 0 |
| Loans receivable | 239,543 | 227,109 | 182,623 | 150,529 | 149,017 | 137,732 | 125,325 | 112,674 |
| Total Loans: | $ 240,946 | $ 227,223 | $ 182,623 | $ 153,649 | $ 149,318 | $ 138,012 | $ 125,325 | $ 112,674 |
| Allowance for loan losses | 2,969 | 2,407 | 2,099 | 1,947 | 1,845 | 1,925 | 1,781 | 1,644 |
| Net loans | 237,977 | 224,816 | 180,524 | 151,702 | 147,473 | 136,087 | 123,544 | 111,030 |
| Other Assets | 8,174 | 7,950 | 7,045 | 6,408 | 6,642 | 6,334 | 5,710 | 4,773 |
| Total Assets | $ 344,296 | $ 306,239 | $ 259,889 | $ 233,491 | $ 215,019 | $ 204,158 | $ 190,781 | $ 171,470 |
| **Liabilities and Shareholders' Equity** | | | | | | | | |
| Noninterest bearing deposits | $ 41,507 | $ 35,192 | $ 33,657 | $ 33,150 | $ 27,565 | $ 28,486 | $ 26,559 | $25,020 |
| Interest bearing deposits | 232,128 | 206,342 | 168,697 | 166,650 | 159,038 | 149,643 | 133,885 | 115,456 |
| Total Deposits | $ 273,635 | $ 241,534 | $ 202,354 | $ 199,800 | $ 186,603 | $ 178,129 | $ 160,444 | $ 140,476 |
| Short-term Borrowings | 4,327 | 11,515 | 21,215 | 4,549 | 3,960 | 5,766 | 11,099 | 14,211 |
| Long-term Borrowings | 38,000 | 28,000 | 13,000 | 6,000 | 3,000 | 0 | 0 | 0 |
| Accrued Expenses and Other Liabilities | 2,985 | 2,916 | 2,274 | 2,586 | 2,239 | 1,974 | 1,785 | 1,685 |
| Shareholders' Equity | 25,349 | 22,274 | 21,046 | 20,556 | 19,217 | 18,289 | 17,453 | 15,098 |
| Total Liabilities and Shareholders' Equity | $344,296 | $306,239 | $259,889 | $233,491 | $215,019 | $204,158 | $190,781 | $171,470 |
| **Other Significant Data** | | | | | | | | |
| Book Value at Year End | $ 30.19 | $ 26.53 | $ 23.83 | $ 23.27 | $ 21.76 | $ 20.42 | $ 19.34 | $ 16.73 |
| Average Common Shares Outstanding | 839,705 | 858,286 | 883,235 | 883,235 | 883,235 | 900,641 | 902,425 | 900,341 |
| Shareholders of Record at Year End | 970 | 980 | 990 | 975 | 974 | 974 | 940 | 878 |
| FTE Employees at Year End | 100 | 86 | 91 | 87 | 78 | 70 | 62 | 60 |
| **Historically Reported Credit Quality Ratios** | | | | | | | | |
| Net Charge-offs to Average Loans | .15 | .14 | .19 | .14 | .22 | .03 | .04 | .03 |
| Allowance for Loan Losses to End of Period Loans | 1.24 | 1.06 | 1.15 | 1.29 | 1.24 | 1.39 | 1.42 | 1.46 |

Years ended December 31 ($000's except share data)

| Interest Income | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|
| Loans | $ 19,263 | $ 18,260 | $ 14,065 | $ 13,404 | $ 12,688 | $ 11,757 | $ 10,783 | $ 8,937 |
| Investment Securities: | | | | | | | | |
| Taxable | 2,866 | 2,888 | 2,821 | 2,395 | 2,371 | 2,331 | 2,129 | 2,011 |
| Tax Exempt | 775 | 597 | 650 | 625 | 580 | 552 | 565 | 556 |
| Other Interest | 523 | 195 | 135 | 323 | 105 | 184 | 176 | 51 |
| Total Interest Income | $ 23,427 | $ 21,940 | $ 17,671 | $ 16,747 | $ 15,744 | $ 14,824 | $ 13,653 | $ 11,555 |

| Interest Expense | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Deposits | $ 9,770 | $ 10,105 | $ 7,585 | $ 8,176 | $ 7,872 | $ 7,156 | $ 6,409 | $ 4,475 |
| Short-term Borrowings | 432 | 1,140 | 640 | 237 | 343 | 613 | 646 | 461 |
| Long-term Borrowings | 2,266 | 1,295 | 373 | 309 | 38 | 0 | 0 | 0 |
| Total Interest Expense | $ 12,468 | $ 12,540 | $ 8,598 | $ 8,722 | $ 8,253 | $ 7,769 | $ 7,055 | $ 4,936 |
| Net Interest Income | 10,959 | 9,400 | 9,073 | 8,025 | 7,491 | 7,055 | 6,598 | 6,619 |
| Provision for Loan Losses | 890 | 600 | 460 | 300 | 230 | 180 | 180 | 300 |
| Net Interest Income After Provision for Loan Losses | 10,069 | 8,800 | 8,613 | 7,725 | 7,261 | 6,875 | 6,418 | 6,319 |

| Other Income | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Service Fees | $ 1,010 | $ 855 | $ 709 | $ 699 | $ 484 | $ 518 | $ 468 | $ 503 |
| Investment Sales Commissions | 184 | 195 | 138 | 147 | 74 | 0 | 0 | 0 |
| Other | 871 | 396 | 418 | 561 | 187 | 472 | 215 | 160 |
| Total Other Income | $ 2,065 | $ 1,446 | $ 1,265 | $ 1,407 | $ 745 | $ 990 | $ 683 | $ 663 |

| Other Expense | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Salaries and Benefits | $ 4,419 | $ 3,842 | $ 3,621 | $ 3,737 | $ 2,948 | $ 2,701 | $ 2,313 | $ 2,285 |
| Other | 2,897 | 2,632 | 2,600 | 2,378 | 1,948 | 2,014 | 1,877 | 1,872 |
| Total Other Expense | $ 7,316 | $ 6,474 | $ 6,221 | $ 6,115 | $ 4,932 | $ 4,715 | $ 4,190 | $ 4,157 |
| Income Before Income Taxes | 4,818 | 3,772 | 3,657 | 3,017 | 3,074 | 3,150 | 2,911 | 2,825 |
| Provision for Income Taxes | 1,453 | 1,102 | 1,068 | 928 | 971 | 994 | 891 | 874 |
| Net Income | $ 3,365 | $ 2,670 | $ 2,589 | $ 2,089 | $ 2,103 | $ 2,156 | $ 2,020 | $ 1,951 |
| Per Share Basic and Diluted Earnings Per Share | $ 4.01 | $ 3.11 | $ 2.93 | $ 2.36 | $ 2.37 | $ 2.39 | $ 2.24 | $ 2.17 |
| Common Dividend Declared | 1.08 | 1.03 | 1.00 | .93 | .90 | .85 | .82 | .80 |

| Other Significant Data | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Return on Average Shareholders' Equity | 14.13% | 12.33% | 12.31% | 10.62% | 11.15% | 11.98% | 12.15% | 12.66% |
| Return on Average Assets | 1.05% | .94% | 1.07% | .96% | 1.02% | 1.10% | 1.13% | 1.21% |

*Years ended December 31 ($000's except share data)*

The Board of Directors and Stockholders
PSB Holdings, Inc.
Wausau, Wisconsin

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of PSB Holdings, Inc. and Subsidiary at December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, (not presented separately herein), and in our report dated January 25, 2002, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

*Wipfli Ullrich Bertelson LLP*
Wipfli Ullrich Bertelson LLP

January 25, 2002
Wausau, Wisconsin


Earnings
Expenses


NICKELS
DIME

# CALL CENTER

focus on increasing customer satisfaction

At Peoples State Bank, our call center is more of an art than science. Because of our intent focus on increasing customer satisfaction, we have designed our call center to be "customer-centric".

We operate as a living organization with a dynamic customer service team. We are here to supply our customers with all that our combined experience has to offer, in order to assist you in all your banking needs.

We are continually seeking out new ways to maximize the quality and efficiency of our operational services. The call center supports our bank's business direction by sustaining future growth and generating revenue by promoting new products and services. We are persistent in reaching our ultimate goal of providing you with immediate problem-resolution, and aligning our internal operations around the most important asset of our bank – our customers.



Karen Bieszk




UNITED STATES
FEDERAL



Paula Denfeld

Kathleen Rein

# INVESTMENT CENTER

service, quality and objective advice

The investment center at Peoples State Bank provides an opportunity for customers to work with trusted financial advisors who will help them realize their financial goals. We strive to understand each customer's unique financial and retirement goals as part of the investment planning process. This allows us to recommend investment products that are most appropriate to each situation.

Our staff is committed to building a clear understanding of each investor's needs. We deliver service, quality, and objective advice first. We seek to fulfill your needs with suitable options from a wide range of the nation's top providers of:

- Mutual funds
- Comprehensive asset management accounts
- Annuities and other tax sensitive investments
- Advanced estate, college, business, tax, and retirement planning
- Domestic and foreign securities
- Direct investments
- Insurance
- Business retirement plans





David Svacina



Connie Erickson

# REAL ESTATE LENDING

real estate lending sees tremendous growth





John Proulx




√


%


CE


MC


MR


M–









Craig Lau



Karen Eckert



Larry Hiller

In 2001 mortgage rates were the lowest in years, which created a positive lending environment. Peoples State Bank, with its excellent mortgage lending team, was able to capitalize on these rates by financing 937 first mortgage loans with a dollar volume of $91,825,187. Of these mortgages, 605 fixed rate loans totaled $61,688,747.


FOR SALE



## dramatic increase in fixed rate mortgage lending



Jerry Kostka



Peoples State Bank has dramatically increased fixed rate mortgage lending since 1996 – six short years. Because of the volume of fixed rate mortgages financed by Peoples State Bank in 2001, we were able to add $398,000 in profitability to our bottom line.

Our bank began locally servicing our fixed rate mortgages, so customers now have the opportunity to make their payments at any Peoples State Bank location. Customers can enjoy individual consultation with their lender, secure in the knowledge that all credit decisions are made locally and efficiently. As a result of offering serviceable fixed-rate loan products, our bank is able to improve its level of income for the coming years.



Mary Litzenberger



Dave Klein

Tim Sanderson

Dan Mortensen





# COMMERCIAL LENDING





Keith Baars

RCIAL



Mark Tushkowski

As the bank's focus on commercial loans has expanded, balances in our commercial loan portfolio have increased by 26.7% in 2001. An upsurge in lower risk loans secured by commercial real estate was the greatest component in this year's growth.

Our bank maintains its diligence in seeking out well-trained commercial lenders to develop this essential area of our institution. Services consisting of cash management and internet banking have become strong potential revenue sources for the foundation of our expansion into the future.



Steve Meinel



Ken Feldmann



In addition to making the initial loan, the goal of the commercial lending team at Peoples State Bank is to build a lasting relationship, which both meets the client's needs and increases area business development. To ensure long-term growth in client partnerships, our credit analysts continue their periodic exploration of all business accounts. We know the credit worthiness of our business clientele, and we truly understand the dynamics of their constantly changing business and industry.



Craig Lau



Connie Vachowiak



Dave LaDuke


Mueller



## FRED MUELLER AUTOMOTIVE

During the recession of 1981, we had the opportunity to experience our grand opening. With no used cars and only one new car for sale in our lot, the interest rates were high, but our hopes for success were higher. We began our business as a service organization, with a foundation built on car repair, and mutual trust and respect with our customers. Over the years, we've been fortunate to experience incredible growth, and we have found our alliance with Peoples State Bank to be a tremendous asset. They were the first bank in the Wausau area that was willing to work with us on our terms. Instead of typical banks driven by sales and marketing, we had the gratification of partnering with a bank that values the same approach to their clientele as my organization: down-to-earth and people-serving. Peoples State Bank has a professional, yet low key, relaxed atmosphere where everyone can feel at home. They offer all the amenities of a large bank, with a small town style. Most importantly for my business, they have been influential in our rise to success, with personnel who are well informed on the unique aspects of the automotive industry. I am exceedingly grateful that Peoples State Bank exists, and that they, like us, have never forgotten what really counts in an ideal working relationship – the customer.

*Fred Mueller, Fred Mueller Buick Pontiac GMC Truck Inc.*

Under the direction of Roger Grebe and Charlotte Richetto, Grebe's Ace Hardware and Appliance enjoys local success as a third generation business with the help of Steve Richetto and Tim Grebe. Grebe's has a flare for understanding what consumers want most: quality customized care and service. In addition to starting his own business in 1946, Art Grebe, Roger's and Charlotte's father, was one of the founding members of Peoples State Bank. "Our family style philosophy has allowed us to remain highly competitive at a time when many corporate hardware stores continue to enter the market. We are known for our knowledgeable sales people and for offering a completely different sales experience than our competitors, by catering to the specific needs of each customer. Now celebrating our 56th year in business, we're able to maintain our success by staying committed to our original ideals. Peoples State Bank can attribute their achievements to following the same unique way of doing business. Driven by customer satisfaction, they are relationship oriented, which ultimately gives them the competitive advantage. We can't think of a better way to extend our sincere compliments and appreciation to Peoples State Bank, other than to compare the excellent quality of their service to that of our very own!"

*Roger Grebe, Grebe's Ace Hardware and Appliance*





## GREBE'S ACE HARDWARE & APPLIANCE


MAJOR





## MAJOR INDUSTRIES

Last summer, we launched a new five-year plan to expand Major Industries. Peoples State Bank put forth a tremendous effort in supporting our expansion 110%. Over the last nine years, they have demonstrated keen insight to the challenges and issues facing my company and our industry. Peoples State Bank is a local, neighborhood institution that knows the individual needs of their customers and they have helped me respond proactively. From day one, they were attentive to my business plan, and to my specific needs for success!

*Wayne Toenjes, Major Industries*

The United Association of Plumbers and Steamfitters began its operations in Wisconsin as early as 1913. They were formed with the purpose of creating cutting-edge training centers where their members are supplied with the certified training skills necessary to operate innovative new products, even before the national manufacturers of the products are ready to market them. In the past few years, Plumbers and Steamfitters has expanded in various surrounding areas, including Mosinee. During this development, they sought financing bids from local banks and found Peoples State Bank offered the most competitive rates. "Since then, our relationship with Peoples State Bank has continued to grow. We discovered that they were the only bank in our area that was able to design their program to match our needs. They completely adapted to our operations, and demonstrated the critical attentiveness we were looking for. We've moved all of our business banking with Peoples State Bank because of their ability to remain constantly innovative and competitive. They share in our concern for the perpetual improvement of what we can offer our customers. Our partnership with Peoples State Bank is a unique opportunity for us to work with good people in a good organization, to reach a common goal, and they've kept up their end of the bargain spectacularly!"

*Richard Hintze, United Association of Plumbers and Steamfitters*





## UNITED ASSOCIATION OF PLUMBERS & STEAMFITTERS





## AMERICAN FAMILY INSURANCE

I began working with American Family Insurance in 1985, in the Marshfield area. Since moving to the Wausau location, I am now privileged to be part of the largest agency for American Family in the U.S. My experience with Peoples State Bank has been that their service stands apart from the rest. They have been resourceful in sincerely understanding the flow of my business. They know their customers and are proactive in customizing their service to fit personal needs. Corporate banks cannot and do not offer this type of individualism. We have developed a lasting relationship with Peoples State Bank because of their competency in doing their best to be sure that we accomplish our goals. As a service-generated institution and hometown banker, Peoples State Bank takes care of all my needs. They truly are the bank of the future!

*Jim Nick, American Family Insurance*

This CPA firm began with a dream, on a bus headed for basic training. It was then that I envisioned myself working as a CPA in a red brick building. As time passed, my dream began to develop — first starting the groundwork in a home office, obtaining client referrals, adding employees and ultimately achieving growth requiring a red brick foundation. Peoples State Bank, our partner, came to our office conveying a strong message - "we understand your growth, your needs and your dream" — we will facilitate your red brick building. Peoples State Bank gave us honesty and integrity in laying out the loan process without altercations after the fact. Our red brick building provides an image, enhances our strength in the community and continues a strong partnership with Peoples State Bank. Lastly, the dream envisioned so long ago is now a reality. Our thanks to Peoples State Bank!

*William and Joy Vanden Heuvel, Vanden Heuvel CPAs, LLC*





## VANDEN HEUVEL CPAs, LLC

# BRANCH LOCATIONS

Wausau
- 1905 West Stewart Avenue
  - 715.842.2191
- 1201 North Sixth Street
  - 715.848.0299

Rib Mountain
- 2904 Rib Mountain Drive
  - 715.842.1456

Marathon
- 301 Main Street
  - 715.443.3844

Rhinelander
- 232 South Courtney Street
  - 715.362.7800

Eagle River
- 909 East Wall Street
  - 715.479.1794

**1.888.929.9902**
**www.psbwi.com**



Eagle River

Rhinelander


PEOPLES STATE BANK


[new rhinelander branch]
[opening summer 2002]

Wausau


[main] [east side] [rib mountain]

Marathon



# PEOPLES STATE BANK BOARD OF DIRECTORS

**GORDON P. GULLICKSON**
Chairman of the Board
Retired
Formerly President of
Peoples State Bank

**GORDON P. CONNOR**
President
Connor Management Corp.

**PATRICK L. CROOKS**
Attorney
Crooks, Low, Connell,
& Rottier S.C.

**WILLIAM J. FISH**
President
BILCO, Inc.

**CHARLES A. GHIDORZI**
President
C.A.Ghidorzi, Inc.

**LAWRENCE HANZ, JR.**
Retired
Formerly Vice-President of
Hanz Contractors, Inc.

**THOMAS R. POLZER**
Vice President/
Secretary/Treasurer
M&J Sports, Inc.

**WILLIAM M. REIF**
President
Wausau Coated Products, Inc.

**THOMAS A. RIISER**
Retired
Formerly President of
Riiser Oil Co., Inc.

**EUGENE WITTER**
Witter Farm Dairy

DIRECTOR EMERITUS
**LEONARD C. BRITTEN**
**GEORGE L. GEISLER**




AL 22954025 D
L12

PSB Holdings, Inc. is chartered under Wisconsin law. As a bank holding company, it owns all of the issued and outstanding stock of Peoples State Bank of Wausau. The bank engages in general retail and commercial banking. The bank has five branches in addition to its principle office in Wausau.

PSB Holdings, Inc. is operated by and solely in the interest of its stockholders. As a stockholder, you are entitled to vote either in person or by proxy at the annual meeting.

The Annual Meeting will be held at 2:00 p.m. on Tuesday, April 16, 2002, at The Rose Garden located at 131 West Thomas Street, Wausau, Wisconsin.

# THE PEOPLE BEHIND PEOPLES STATE BANK



Pamela Wojtasiak

WAUSAU - MAIN BRANCH

Tina Andrasek
Terra Artus
Carol Auner
Keith Baars
Beverly Bauman
Daniel Beach
Karen Bieszk
Kristina Bundy
Trisa Danz
Paula Denfeld
Vicki Dickinson
Pamela Duffy
Connie Erickson
Thomas Feck
Kenneth Feldmann
Heidi Fleurant
Lynn Guth
Sarah Hanke
Janet Harder
Janet Hegy
Gary Johnson
Karen Kindelberger
David Klein
Gerard Klein
Gerald Kostka
David Kopperud
Tiffany Krueger
David LaDuke
May Yia Lee
Sherry Leitza
Shirley Lemke
Sandra Lepak
Tina Lis
Mary Litzenberger
Jessica Lucas
Charlotte Ludkey
Elizabeth Luedtke
Tim Mandeik
Susan Mathwich
Melissa McCallum
Charles McCrory
David Meilahn
Stephen Meinel
Lacy Miller
Yong Moua
Jennifer Mulder
Alisha Nowak
Debra Osterbrink
Brenda Paduan
Mardell Pagel
Vicki Parsons
John Pelot
Karen Pelot
John Proulx
Laura Reeves
Betsy Reichl
Kathleen Rein
Jason Schenzel
Angela School
Mary Schreiber
Kenneth Schultz
Carol Searing*
Julia Slavik
Bonnie Sloan
Heather Springer
Kenneth Stengl
David Svacina
Cynthia Swendrzynski
Rebecca Thao
Kim Thoreson
Todd Toppen
Cheryl Utecht
Connie Vachowiak
Karen Wadinski
William Wagener
Shannon Williams
Pamela Wojtasiak
Lynn Wolf*
Corinne Wolfe
Lada Xiong
Joanne Zahn
Jennifer Zaitz
Barbara Zimmer

Employees as of March 1, 2002
*BANK CONSULTANT


Arlene Sholar


Lynda Binder

WAUSAU- EASTSIDE
Melissa Ball
Alicia Beausoleil
Marcia Becker
Allison Hassel
Beth Inglis
Jaci Kell
Mary Klug
Rodney Luedtke
Daniel Mortensen
Diane Philipp
Arlene Sholar

RIB MOUNTAIN
Lynda Binder
Harvey Dahlke
Terri Knoeck
Emmy Lawrence
Victoria Mauritz
Sarah O'Malley
Marcie Steger
Mark Tushkowski
Shannon Wise
Shari Ziemanski

MARATHON
Larry Hiller
Lisa Krause
Pamela Pietrowski
Sherry Weinfurtner
Kimberley Werner

RHINELANDER
Barbara Donner
Karen Eckert
Mitzi Johnson
Mary Kranz
Craig Lau
Melissa Ratliff
June Salzer

EAGLE RIVER
Julie Anderson
Laura Bulai-Kalous
Terri Faes
Jennifer Munz
Michelle Prott
Timothy Sanderson


Karen Eckert


Larry Hiller


Terri Faes







PEOPLES STATE BANK 2001 ANNUAL REPORT